FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 May 2004

CSR Limited

(Translation of registrant’s name into English)

9 Help Street, Chatswood   NSW   2067   AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F. ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CSR Full-Year Report 2004

FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K contains certain forward-looking statements, including statements regarding the expected outlook for fiscal year 2005 of CSR Limited.  CSR can give no assurances that the actual results for its fiscal year 2005 will not differ materially from the statements contained herein.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of CSR, which may cause actual results to differ materially from those expressed in the statements contained herein.  Such factors include, among other things, the following:

•                  general economic and business conditions in Australia, New Zealand, Japan, Asia and other global economic influences;

•                  trends and business conditions in the Australian building and construction industries;

•                  trends and business conditions in the Australian and global aluminium, and sugar industries;

•                  movements in exchange rates and interest rates

•                  competition from other suppliers in the industries in which the CSR group operates;

•                  the potential loss of major customers or suppliers;

•                  costs and availability of raw materials;

•                  changes in the CSR group entities’ strategies and plans regarding acquisitions, dispositions and business development;

•                  risks associated with ongoing litigation in the United States and Australia from claimants alleging personal injuries due to exposure to asbestos; and

•                  compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to the entities of the CSR group.

The foregoing list of factors is not exhaustive.  When relying on forward-looking statements to make decisions with respect to investing in CSR shares, you should carefully consider the foregoing factors and other uncertainties and potential events. CSR does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by CSR or on CSR’s behalf.

CSR Preliminary Final Report 2004

CSR Limited

ABN 90 000 001 276

For the year ended 31 March 2004

This preliminary final report is provided to the ASX under ASX Listing Rule 4.3A

Results for announcement to the market

$ million

Revenues from ordinary activities	2,048.4

Profit from ordinary activities after tax attributable to members	160.2

Profit from extraordinary items after tax attributable to members	Nil

Net profit attributable to members	160.2

Dividend per share	6 cents (70% franked at 30% tax rate)

Record date for determining entitlements to final dividend	7 June 2004

Directional % changes are not included above because the audited financial results for the year ended 31 March 2003 included the Rinker Materials Corporation and Readymix businesses demerged from CSR on 28 March 2003.  Management’s discussion and analysis is based on the pro-forma results for the year ended 31 March 2003 for the CSR Group less the demerged businesses.

CSR Limited  ABN 90 000 001 276
9 Help Street  Chatswood  NSW 2067  Australia
Telephone +612 9235 8000  Facsimile +612 9235 8055  E-mail investorrelations@csr.com.au

CSR Limited announces net profit of $160.2 million for the year ended 31 March 2004

CSR Limited today announced a net profit after tax of $160.2 million for the year ended 31 March 2004, down 6.7% from its continuing businesses due to a significant fall in raw sugar prices.  Profit from Aluminium improved strongly while returns from Building Products were lower in a softening building market in Australia.  Earnings per share were 17.1 cents compared with 18.3 cents last year.

Trading revenue from CSR’s operations reduced by 3.9% to $1,971 million due to lower Sugar revenue.  Earnings before interest and tax (EBIT) were down 4.7% to $262.7 million.  Excluding a $10.5 million one-off restructure charge, EBIT was in line with the previous year.

CSR’s diversified range of businesses ensured strong cash flow generation of $290 million and the return on funds employed remained steady at 20.1%.  CSR Limited distributed $154 million to shareholders during the year in the form of dividends and a share buyback.

Key facts

Full year ended 31 March
[$ million unless stated]

	2004	2003 (1)		% change
Trading revenue	1,970.8	2,051.2		-3.9
Earnings before interest, tax, depreciation and amortisation – EBITDA	369.6	382.3		-3.3
Earnings before interest and tax – EBIT	262.7	275.7		-4.7
Net profit	160.2	171.7		-6.7
Earnings per share [cents]	17.1	18.3		-6.6

Net operating cash flow	290.1	NA	(2)
Funds employed	1,307.7	1,364.9

Key measures
EBITDA/trading revenue [%]	18.8	18.6
EBIT/trading revenue [%]	13.3	13.4
Return on funds employed [%] (3)	20.1	20.2

As at	31 March 2004	31 March 2003
Gearing – net debt / net debt + equity [%]	12.5	16.4

(1).                     The previous period results shown here exclude the Rinker Materials Corporation and Readymix businesses demerged from CSR on 28 March 2003.  Corporate costs have also been adjusted to reflect the demerger.

(2).                     Breakdown of net operating cash flow between continuing operations and discontinued operations is not available.

(3).                     Based on past 12 months EBIT divided by funds employed as at 31 March.

Overview

“CSR has delivered a satisfactory result in its first full year of operations following the successful demerger in March 2003 of the heavy building materials businesses of Rinker Group Limited.  It was a particularly challenging year as A$ raw sugar prices fell by 17%.  Although Sugar profits fell, we achieved a strong result from Aluminium with EBIT up 14%. Building Products’ results were down slightly as the building market has dipped from the previous year,” said Managing Director and CEO Alec Brennan.

“CSR last year returned $154 million to shareholders, an amount equivalent to just under 10% of CSR’s current market capitalisation -– by way of dividend payments and a share buyback.  It also utilised its balance sheet to pursue some $237 million of growth initiatives allied to its existing businesses.  We see continuing opportunities to grow CSR while strengthening the long-term capabilities of our businesses,” Mr Brennan said.

Financial review

CSR’s financial position remains strong, with net debt at 31 March 2004 of $164.1 million, down 27.4% from $225.9 million at 31 March 2003.  Strong cash generation enabled the company to reduce net debt by $61.8 million after funding capital investments, share buyback and dividend payments.  Gearing (net debt/net debt + equity) of 12.5% is well down from the already modest rate of 16.4% at 31 March 2003.  It is expected that gearing will increase to the 25% range in future periods as funds are allocated to previously announced projects.

The board has decided that CSR will enter into tax consolidation with effect from 1 April 2004. Initial indications are that CSR will gain a one-off benefit of at least $35 million reflecting the increase in future tax deductions arising from reset tax values. This benefit will be recognised in CSR’s net profit for the year ending March 2005.

Extending share buyback to purchase an additional 5% of CSR shares

In May 2003, CSR announced an on-market buyback of up to 5% of its shares.  To date, 64% of the program is completed with 30.1 million shares purchased for an average price of $1.81.  The current buyback period concludes on 10 June 2004.

The board has decided to buy back up to a further 5% of CSR shares during the 12 months commencing mid-June 2004.

Final dividend

The directors have declared a final dividend of 6 cents per share, payable on 1 July 2004.  Franking has been maintained at 70%.  The total dividend for the year ending 31 March 2004 remains at 11 cents per share in line with the previous year (pro-forma for the demerger of Rinker).  CSR is confident of returning to full franking with the next interim dividend payment to be announced in November 2004.

Review of results by segment

Building Products – improved prices for all products  Trading revenue of $918 million was up 2.4% with price increases achieved for all products.  Earnings before interest and tax were $112.6 million and included $5.5 million of additional factory commissioning costs.  Excluding these costs, the operating result was only slightly below EBIT in the previous year of $119.7 million.

Aluminium – EBIT up 14.2%  EBIT rose 14.2% to $144.2 million on trading revenue of $449 million largely due to a strong increase in US$ aluminium prices and prior year hedging of exposure to the A$/US$ exchange rate.

Sugar – difficult conditions as global prices reach recent lows  EBIT of $37.6 million was down from $70.8 million the previous year as the A$ price for raw sugar fell 17% to $229 a tonne – the lowest price in recent years.   The sugarcane crop was slightly larger, despite the effect of continuing drought. Productivity improvement initiatives under way with growers in CSR’s milling regions are contributing to improved crops.

Property – $15.9 million EBIT  In May 2003, CSR announced a major residential development of a site in Woodcroft, Sydney. This project, with other Property activities, contributed $15.9 million in EBIT. Increased contributions from Property activities are expected in future years.

$237 million of growth projects announced

Building Products  In April 2004, CSR expanded its operations in the rapidly growing southern China insulation market by leasing a modern glasswool insulation manufacturing plant in Nanning, capital of Guangxi province. This low cost project expands glasswool production by 6,000 tonnes a year and will be operated in conjunction with CSR’s efficient 8,000 tonne a year glasswool factory in Zhuhai, 100 kilometres west of Hong Kong.

Aluminium  In November 2003, Gove Aluminium Finance (GAF) (70% CSR) committed to invest $75.7 million as its share in a project to expand capacity at the Tomago aluminium smelter, near Newcastle, New South Wales, by 15% over the next three years.

Sugar  In September 2003, CSR announced a $100 million investment to build a 63 megawatt electricity plant at the Pioneer raw sugar mill in the Burdekin River region, North Queensland. This will expand CSR’s commercial generation of renewable electricity – fuelled by sugarcane waste fibre produced in the milling process. Similar projects at two or three other mills are being considered.

In April 2004, CSR agreed to purchase an additional 25% in the refined sugar joint ventures Sugar Australia and New Zealand Sugar Company for $61 million.  This brings CSR’s stake in the refiners to 75%.

Outlook for the full year to March 2005

The commercial environment for CSR is subject to a number of influences, including movements in currency exchange rates, interest rates, commodity prices and levels of building activity.

Building Products  We expect the slowdown in residential building to continue this year, with demand for new dwellings likely to fall by at least 5%. This should be partly offset by continued growth in the alterations and additions market and in the commercial building sector.  Despite the softening market conditions, we expect returns to be in line with last year due to efficiency gains and lower costs.

Property’s contribution is expected to increase significantly, although timing is difficult to predict precisely, due to the need to finalise regulatory approvals and commercial negotiations.

Aluminium  We expect lower A$ returns will reduce GAF’s EBIT by at least 10%.  Stronger world economic growth is expected to result in increased US$ aluminium prices in the medium term.

Sugar  Continuing low world raw sugar prices will adversely impact raw sugar returns, although the weaker A$, if sustained, will help offset this. The outlook for this year’s sugarcane crop has improved due to better weather and continued improvement from sugar industry productivity initiatives.

Overall  The uncertain outlook for raw sugar makes it difficult to predict CSR’s overall profit outcome for the year. Although some building product markets are slowing, we expect additional cost savings as a result of operational improvements and the significant reduction in overheads to offset these factors.

At this early stage in the year, we expect to achieve a CSR pre-tax result broadly in line with last year.

Priorities for the year ahead

CSR has a number of priorities to improve business performance and maximise value for shareholders including:

•                  further improving safety and environmental performance;

•                  continuing to lift operational and distribution performance at our factories to drive unit costs down;

•                  successfully completing the major capital works now under way and maximising value from these projects;

•                  maintaining active capital management while seeking opportunities for further value creating growth in areas related to CSR’s existing businesses.

19 May 2004

Media/analyst enquiries:

Andrée Taylor, CSR Investor Relations

Tel:  +612 9235 8053 / Mob:  0419 476 588

Email:  ABTaylor@csr.com.au

www.csr.com.au

CSR Limited

Management’s discussion and analysis

Results for the full year ended 31 March 2004

Summary of operations by business

Building Products

Full year ended 31 March
[$ million unless stated]

	2004	2003	% change
Trading revenue	918.0	896.2	2.4
EBITDA	155.5	154.6	0.6
EBIT	112.6	119.7	-5.9
Funds employed	580.4	605.6	-4.2

EBITDA/trading revenue [%]	16.9	17.3
EBIT/trading revenue [%]	12.3	13.4
Return on funds employed [%]	19.4	19.8
Safety – TRFR (1)	21.4	24.4

(1).                     Total recordable injury frequency rate – the number of lost time, medical treatment and restricted work injuries per million work hours.

Trading revenue was $918 million, slightly ahead of the previous year due to a strong increase in pricing.  This improvement was achieved despite a 3.3% drop in residential starts (year to December 2003). The fall was higher in two main markets, New South Wales and Victoria, which averaged a drop of 10.1%.  This was partly offset by strong growth in Queensland’s residential market, and in Australia’s commercial construction market. EBIT reduced to $112.6 million from $119.7 million the previous year, due mainly to costs of $5.5 million related to problems in commissioning the Rosehill, Sydney, concrete roof tile factory.

While operational performance improved EBIT by $7.7 million, further supplementary maintenance and capital spending during the year ahead is needed to resolve cost issues in a few of our factories.

Building Products successfully launched several new products. The new SAP integrated computer and management systems are working well. All businesses are striving to ensure that we gain full advantage from the better information to reduce costs and improve customer service.

CSR has eliminated a layer of senior management to further reduce costs – the executive general managers of the Building Products businesses now report directly to CSR Managing Director Alec Brennan.

Prices increased in most markets

Gyprock™ Plasterboard, Fibre Cement and Hebel revenue of $408 million was 6.9% above the previous year.  Prices and sales volumes increased although returns were lower due to the acquisition of additional distribution centres and increased costs required to meet a higher than expected level of demand. CSR Gyprock™ increased its sales of value added wall and ceiling lining products designed to improve sound insulation and water, fire and impact resistance. Market share was maintained despite a fourth competitor entering the east coast market.

CSR Fibre Cement  sales volumes were steady despite increased competition from imports. We successfully launched the CSR ExpressWall™ compressed exterior lining sheets in the commercial market.

Hebel™ Lightweight Concrete Products  Hebel lightweight panels increased volumes and profits due to strong demand from the multi-residential market.

CSR Roofing revenue was $173 million – down 4.7%.  Sales volumes for Monier™ and Wunderlich™ roof tiles were lower as the residential market slowed. However, prices and profit margins rose. Although delays in commissioning the Rosehill concrete roof tile plant significantly reduced profitability, the factory is gradually increasing production and improving efficiency. A launch of new, stylish Wunderlich™ flat profile roof tiles has been well received by the market.

PGH™ Bricks and Pavers increased revenue by 3.6% to $168 million.  A strong increase in prices improved returns although volumes fell slightly. An increased share of the multi-residential market helped offset the effect of a slowdown in the detached housing market. Capacity constraints limited our ability to meet higher demand in some markets. Plans are well advanced to expand the capacity of the low cost plant at Oxley, south of Brisbane and also to significantly lift production at the Auckland factory.

CSR Insulation revenue fell 3.7% to $145 million.  In Australia, profitability of Bradford Insulation increased as prices improved with steady sales volumes and better cost control. Improved packaging equipment being installed at our Ingleburn, Sydney, glasswool insulation factory will substantially reduce logistics costs. The Asian regional insulation business performed strongly in China but overall returns fell, affected by the strong Australian dollar and a price war in Malaysia.

We launched the imported Paroc Panel™ system in the commercial building market. Paroc is a fire-resistant wall and ceiling panel system with a mineral fibre core and rigid coated steel exterior.

Progress against priorities

•                  Improve pricing in all products while retaining market share: Satisfactory price increases in most products with market share generally steady or better.

•                  Grow through product innovations: Several new value added products launched, with good market acceptance.

•                  Increase effectiveness of sales force and the servicing of customers: SAP computer based management system fully operational, providing better information for customers on orders and improving market information for our sales force.

•                  Improve efficiency of production and distribution: Operational improvements saved $8 million. All factories improved cost-effectiveness.

•                  Improve safety and environmental performance: The rate of recordable injuries fell by 12.3%. Minor and significant environmental incidents rose slightly.  There was one serious incident.

Key objectives this year

•             Grow the business through new products and increased capacity.

•             Improve factory management, distribution and customer service efficiency to reduce unit costs.

•             Bring Rosehill concrete roof tile plant into full production.

•             Further improve safety and environmental performance.

Aluminium

Full year ended 31 March

[$ million unless stated]

	2004	2003	% change
Trading revenue	449.4	446.5	0.7
EBITDA	167.3	148.7	12.5
EBIT	144.2	126.3	14.2
Funds employed	212.5	264.7	-19.7

EBITDA/trading revenue [%]	37.2	33.3
EBIT/trading revenue [%]	32.1	28.3
Return on funds employed [%]	67.9	47.7

CSR’s 70% share of Gove Aluminium Finance (GAF) net profit before finance costs rose 13% to $72 million. Trading revenue rose marginally to $449 million, resulting in average revenue per tonne of A$2,696.  The result was strongly supported by prior year hedging of GAF’s exposure to the US$ price of aluminium and the A$/US$ exchange rate.

The average world aluminium price was US$1,497 per tonne, up 9.8%. Due to the strengthening A$, the world price of aluminium when denominated in A$ fell 12.8%. In a year of low A$ forward aluminium prices, we hedged selectively as market opportunities permitted.

As Tomago aluminium smelter marginally increased production as part of its continuing expansion program, GAF’s sales rose 1% to a record 166,723 tonnes. Sales of value added billet and slab aluminium rose 2.5% to 40,405 tonnes (24% of sales), constrained by Tomago’s current production capability.

Global aluminium production exceeded consumption for the third successive year. But, improving prospects for world economic growth helped improve aluminium prices.

Progress against priorities

•                  Seek opportunities to grow CSR’s aluminium investment to achieve the best outcome for shareholders: Option exercised to participate in Tomago’s project to expand annual production capacity by 15% over the next three years.

•                  Continue to hedge the world aluminium price and US$ revenue to provide a base level of profitability and to reduce volatility of earnings: Returns were strongly supported by prior year hedging. We continue to hedge the majority of our aluminium price and US$ currency exposures.

Key objectives this year

•                  Continue to hedge the world market aluminium price and US$ revenue to provide a base level of profitability and to reduce volatility of earnings.

•                  Maximise value from the efficient operation of the expanded Tomago smelter.

Sugar

Full year ended 31 March
[$ million unless stated]

	2004	2003	% change
Trading revenue (1)	600.2	708.2	-15.3
EBITDA	72.8	106.9	-31.9
EBIT	37.6	70.8	-46.9
Funds employed	655.1	655.8	-0.1

EBITDA/trading revenue [%]	12.1	15.1
EBIT/trading revenue [%]	6.3	10.0
Return on funds employed [%]	5.7	10.8
Safety – TRFR (2)	21.0	27.5

(1).                     Final pool price for the year ended 31 March 2004 was $229 per tonne compared to $274 per tonne in the previous year.

(2).                     Total recordable injury frequency rate – the number of lost time, medical treatment and restricted work injuries per million work hours.

Trading revenue of $600 million was down 15%. EBIT was $37.6 million, down from $70.8 million mainly due to lower raw sugar prices.  Operational improvements cut costs by $7 million.  We continued to work with sugarcane growers and harvesters to increase farm productivity and harvesting efficiency.

Continuing pressure from low world sugar prices is accelerating the need for restructuring of the Australian sugar industry. CSR welcomed the announcement in April 2004 by the Australian Government of a $444 million sugar industry reform program. A critical component of the program is its clear focus on substantive industry reform, necessary to ensure that Australia retains a dynamic and viable sugarcane industry.

CSR’s raw and refined sugar faced challenging markets

Raw sugar  EBIT fell to $15.6 million from $37.1 million last year as the raw sugar price fell 17% to $229 a tonne as a result of increased supply and the rising A$/US$. Total production increased slightly, despite continued drought, especially in the Mackay region, Queensland.

Refined sugar  Lower demand from key Australian food and beverage customers and increased restructuring costs from CSR’s interest in Sugar Australia and the New Zealand Sugar Company reduced EBIT to $17.1 million – a drop of 28.2%.

Ethanol  EBIT reduced by 24.8% to $9.1 million despite operational improvements, as export prices fell, a result of increased competition from Brazil. Sarina distillery achieved a record output.

Progress against priorities:

•                  Drive harder for commitment from entire sugar industry to productivity initiatives: Improved results demonstrate clear benefits from the Cane Productivity Initiative.

•                  Get renewable energy projects under way: The $100 million renewable electricity project at Pioneer raw sugar mill was announced in September 2003.  Two to three additional projects are under review.

•                  Improve safety and environmental performance: The recordable injury frequency rate fell by 24%.  The 760 people of Sugar’s Burdekin region achieved the best rate of improvement, reducing recordable injuries by 59%.  The total number of minor and significant environmental incidents also fell.

Key objectives this year

•                  Ensure full benefit from restructuring and productivity improvement.

•                  Construct the renewable electricity plant at Pioneer sugar mill on time and within budget.

•                  Boost the performance of the refined sugar joint ventures.

•                  Continue to improve safety and environmental performance.

19 May 2004

Media/analyst enquiries:
Andrée Taylor, CSR Investor Relations
Tel:  +612 9235 8053
Mob:  0419 476 588
Email:  ABTaylor@csr.com.au
www.csr.com.au

CSR ASX announcement for the financial year ended 31 March 2004

Consolidated statement of financial performance

		Continuing operations		Discontinued operations	Total
Year ended 31 March ($ million unless indicated)	Note	2004 (a)	2003(b)	2003	2003(c)

Trading revenue - sale of goods		1,970.8	2,051.2	5,231.7	7,282.9
Cost of sales		(1,401.3)	(1,463.0)	(3,125.5)	(4,588.5)
Warehouse and distribution costs		(123.0)	(127.9)	(932.2)	(1,060.1)
Selling costs		(143.5)	(133.5)	(98.2)	(231.7)
Administration and other operating costs		(66.3)	(89.9)	(439.2)	(529.1)
Share of partnership’s net loss	11	—	—	(0.3)	(0.3)
Share of associate entities’ net profit	11	28.8	29.0	24.6	53.6
Operating profit		265.5	265.9	660.9	926.8
Other revenue from ordinary activities		69.9	71.1	4,702.7	4,773.8
Other expenses from ordinary activities		(74.6)	(63.4)	(3,190.7)	(3,254.1)
Dividend income from others		1.9	2.1	0.2	2.3
Profit from ordinary activities before finance and income tax		262.7	275.7	2,173.1	2,448.8
Interest income	3	5.8	8.3	0.6	8.9
Borrowing costs	3	(18.8)	(27.5)	(86.7)	(114.2)
Profit from ordinary activities before income tax		249.7	256.5	2,087.0	2,343.5
Income tax expense relating to ordinary activities	4	(60.6)	(63.5)	(202.8)	(266.3)
Net profit		189.1	193.0	1,884.2	2,077.2
Net profit attributable to outside equity interests		28.9	21.3	2.4	23.7
Net profit attributable to members of CSR Limited(d)		160.2	171.7	1,881.8	2,053.5
(Decrease) increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations		(13.1)	32.2	(245.0)	(212.8)
Adjustment to opening retained profits on adoption of AASB 1044 - asbestos		—	(143.7)	—	(143.7)
Adjustment to opening retained profits on adoption of revised AASB 1028		(2.3)	—	—	—
Total revenue, expense and valuation adjustments attributable to members of CSR Limited recognised directly in equity		(15.4)	(111.5)	(245.0)	(356.5)
Total change in equity not resulting from transactions with owners as owners		144.8	60.2	1,636.8	1,697.0

Reconciliation of retained profits
Retained profits at the beginning of the financial year		147.3	166.9	1,435.4	1,602.3
Net profit attributable to members of CSR Limited		160.2	171.7	1,881.8	2,053.5
Demerger distribution		—	—	(3,317.2)	(3,317.2)
Adjustment to opening retained profits on adoption of AASB 1044 - asbestos		—	(143.7)	—	(143.7)
Adjustment to opening retained profits on adoption of AASB 1044 - dividend		—	121.7	—	121.7
Adjustment to opening retained profits on adoption of revised AASB 1028		(2.3)	—	—	—
Aggregate of amounts transferred from reserves		0.7	55.7	—	55.7
Total available for appropriation		305.9	372.3	—	372.3
Dividends provided for or paid	10	103.9	225.0	—	225.0
Retained profits at the end of the financial year		202.0	147.3	—	147.3

(cents per share)
Basic earnings per share based on net profit attributable to members of CSR Limited		17.1	18.3	200.7	219.0

Diluted earnings per share based on net profit attributable to members of CSR Limited		17.1	18.3	200.2	218.5

(a)                        2004 - results for the CSR Group since the demerger.

(b)                       Proforma results for the CSR Group post demerger.

(c)                        2003 - results for both the CSR Group and the demerged Rinker Materials Corporation and Readymix businesses.

(d)                       Refer to management’s discussion and analysis for a proforma comparison of the CSR Group’s results.

Consolidated statement of financial position

($ million)	Note	As at 31 March 2004	As at 31 March 2003

Current assets
Cash(a)		60.3	372.4
Receivables		253.6	326.2
Inventories		164.5	156.3
Other current assets		2.9	2.3

Total current assets		481.3	857.2

Non-current assets
Receivables		31.4	46.3
Inventories		40.6	19.4
Investments accounted for using the equity method		139.0	138.4
Other financial assets		22.4	22.4
Property, plant and equipment (net)		1,340.1	1,357.4
Intangibles (net)		34.7	36.1
Deferred income tax assets		195.0	202.8
Other non-current assets		65.4	55.5

Total non-current assets		1,868.6	1,878.3

Total assets		2,349.9	2,735.5

Current liabilities
Payables		261.3	241.1
Interest-bearing liabilities(a)		24.3	325.6
Income tax liabilities		17.0	13.3
Provisions		107.9	138.8

Total current liabilities		410.5	718.8

Non-current liabilities
Payables		3.9	1.5
Interest-bearing liabilities		200.1	272.7
Deferred income tax liabilities		214.6	213.5
Provisions		375.9	380.2

Total non-current liabilities		794.5	867.9

Total liabilities		1,205.0	1,586.7

Net assets		1,144.9	1,148.8

Equity
Contributed equity	5	871.3	919.7
Reserves		(1.2)	12.6
Retained profits		202.0	147.3

Equity attributable to members of CSR Limited		1,072.1	1,079.6

Outside equity interests in controlled entities		72.8	69.2

Total equity		1,144.9	1,148.8

(a)                        As part of the demerger, $60.2 million of the CSR Group’s cash balances at 31 March 2003 was allocated to Rinker Group. In addition, $255.3 million was payable to Rinker Group to extinguish debt. The payments were made to Rinker Group in the year ended 31 March 2004.

Consolidated statement of cash flows

Year ended 31 March ($ million)	Note	2004(a)	2003(b)

Cash flows from operating activities
Receipts from customers		2,206.0	7,572.7
Payments to suppliers and employees		(1,905.8)	(6,281.3)
Dividends and distributions from associate entities		30.6	69.5
Interest received		5.0	8.8
Income tax paid		(45.7)	(197.6)

Net cash from operating activities	2	290.1	1,172.1

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(110.7)	(315.2)
Proceeds from sale of property, plant and equipment and other non-current assets		64.1	97.7
Purchase of controlled entities and businesses net of cash acquired		—	(971.8)
Proceeds from sale of interests in controlled entities and businesses		—	71.8
Return of capital from Sugar Terminals Limited		—	5.4
Loans and receivables advanced		(0.1)	(7.6)
Loans and receivables repaid		16.1	4.6

Net cash used in investing activities		(30.6)	(1,115.1)

Cash flows from financing activities
Proceeds from issue of shares - CSR Limited shareholders		1.7	42.8
Share buyback		(50.1)	(6.7)
Cash paid to Rinker Group Limited as a consequence of the demerger		(315.5)	—
Net (repayment of) proceeds from borrowings		(53.6)	666.2
Dividends paid		(131.0)	(245.1)
Interest and other finance costs paid		(16.5)	(111.4)

Net cash (used in) from financing activities		(565.0)	345.8

Net (decrease) increase in cash held		(305.5)	402.8
Cash at the beginning of the financial year - CSR Group		50.6	156.6
Cash held at beginning of the financial year to settle Rinker Group debt(c)		315.5
Cash in demerged entities			(184.8)
Effects of exchange rate changes		(3.4)	(8.5)

Net cash at the end of the financial year		57.2	366.1

Reconciliation of net cash

Reconciliation of net cash at the end of the financial year (as shown in the consolidated statement of cash flows) to the related items in the statement of financial position is as follows:

Cash at banks and on hand		30.1	37.9
Cash held to settle debts to Rinker Group(c)		—	315.5
Short-term loans and deposits		30.2	19.0

Total cash		60.3	372.4
Bank overdraft		(3.1)	(6.3)

Net cash at the end of the financial year		57.2	366.1

(a)                        2004 - Results for the CSR Group since the demerger.

(b)                       2003 - Results for both the CSR Group and the demerged Rinker Materials Corporation and Readymix businesses.

(c)                        As part of the demerger, $60.2 million of the CSR Group’s cash balances at 31 March 2003 was allocated to Rinker Group. In addition,  $255.3 million was payable to Rinker Group to extinguish debt. The payments were not made until after the year ended 31 March 2003,  and were recorded as liabilities. The payments were made to Rinker Group in the year ended 31 March 2004.

Notes to the financial statements for the year ended 31 March 2004

ADDITIONAL CASH FLOW INFORMATION

Non-cash financing and investing activities  During the year ended 31 March 2003, the CSR Group demerged its Rinker Materials and Readymix businesses through a non-cash capital return and distribution to shareholders. The demerger was implemented by way of a scheme of arrangement (“Scheme”) between CSR Limited and its shareholders, a reduction in CSR Limited’s capital ($0.84 per share) and a special dividend ($0.69 per share). Under the Scheme, instead of CSR Limited shareholders receiving these entitlements in cash, CSR Limited automatically applied these amounts as payment for Rinker Group Limited shares. Rinker Group Limited shares were issued on 11 April 2003.

During the year ended 31 March 2003 and 2004, CSR Limited issued shares to employees of the CSR Group under the terms of the Universal Share/Option Plan.

During the year ended 31 March 2004, the CSR Group invested $64.2 million in the Aluminium smelter at Tomago, however the cash contribution in relation to this expenditure is not due until November 2004.

Commercial paper  The CSR Group has a commercial paper program based in Australia. This program, which totals $600 million (2003: $600 million), is an evergreen facility. Drawings on the program are backed by the credit standby facilities referred to below. As at 31 March 2004, no commercial paper was on issue.

Credit standby facilities  The CSR Group has a total of $481 million (2003: $500 million) committed standby facilities. These facilities have fixed maturity dates ranging from March 2005 to April 2009. As at 31 March 2004, no standby facilities were in use.

OTHER NOTES

Basis of preparation  This report is prepared in accordance with the ASX listing rule 4.3A,  the requirements of the Corporations Act 2001, other applicable accounting standards and urgent issues group consensus views, and complies with other requirements of the law and the listing rules of Australian Stock Exchange Limited. The financial report is based on historical cost, except for certain assets which are at deemed cost. The accounting policies adopted are consistent with those of the previous year, unless otherwise stated. It should be read in conjunction with announcements to the market made by the company during the year in accordance with the company’s continuous disclosure obligations arising under the Corporations Act 2001 and Listing Rule 3.1. This report does not include all the notes of the type normally included in an annual financial report.

Subsequent events  The CSR Group increased its investment in the Australian and New Zealand sugar refining associates from 50% to 75% on 2 April 2004 for a purchase price of $61 million. This transaction has not been reflected in the financial statements as at 31 March 2004. There has been no other event since the end of the financial year which has had a material effect on the matters already reported.

Significant accounting policies  The accounting standards, policies, estimation methods and measurement bases used in this report are the same as those used in previous annual reports except for the adoption of revised Accounting Standard AASB 1028 “Employee Benefits”.  This revised accounting standard requires that employee benefit provisions be measured at rates determined using the anticipated wage and salary levels for each employee when the benefit is to be taken rather than at current wage and salary rates. The effect of this change in accounting policy was to increase provisions by $3.2 million which was taken directly to retained profits ($2.3 million after tax).

Rounding of amounts to nearest $0.1 million  Unless otherwise shown, amounts have been rounded to the nearest tenth of a million dollars and are shown by “$ million”. CSR Limited is a company of the kind referred to in Australian Securities and Investments Commission Class Order 98/100 issued 10 July 1998.

Currency  All amounts are in Australian dollars unless stated otherwise.

1. Segment information

	Total revenue(a)(b)		Depreciation and amortisation(c)
($ million)	2004	2003	2004	2003
Business segments
Building Products	924.8	909.4	42.9	34.9
Aluminium	451.7	450.2	23.1	22.4
Sugar - milling	538.3	643.4	33.5	34.4
Sugar - ethanol and refining	64.5	75.8	1.7	1.7
Property	17.6	43.6	—	—
Segment total	1,996.9	2,122.4	101.2	93.4
Corporate(d)	45.7	4.4	5.7	13.2
Interest revenue	5.8	8.9
Continuing operations total	2,048.4	2,135.7	106.9	106.6
Discontinued businesses(e)	—	5,359.2	—	365.0
Group total	2,048.4	7,494.9	106.9	471.6
Significant items	—	4,573.0	—	—
Consolidated after significant items	2,048.4	12,067.9	106.9	471.6

	Profit from ordinary activities before income tax		Income tax		Outside equity interests		Net profit
($ million)	2004	2003	2004	2003	2004	2003	2004	2003
Business segments
Building Products	112.6	119.7	30.8	35.1	0.5	(2.6)	81.3	87.2
Aluminium	144.2	126.3	43.5	38.7	28.5	23.9	72.2	63.7
Sugar - milling	15.6	37.1	4.7	11.3	—	—	10.9	25.8
Sugar - ethanol and refining	22.0	33.7	4.4	6.4	—	—	17.6	27.3
Property	15.9	23.5	0.3	—	—	—	15.6	23.5
Segment total	310.3	340.3	83.7	91.5	29.0	21.3	197.6	227.5
Corporate(d)	(18.6)	(18.9)	(5.6)	(6.1)	—	—	(13.0)	(12.8)
Restructuring and provisions(f)	(29.0)	(45.7)	(13.2)	(16.1)	—	—	(15.8)	(29.6)
	262.7	275.7	64.9	69.3	29.0	21.3	168.8	185.1
Net finance continuing operations(g)	(13.0)	(19.2)	(4.3)	(5.8)	(0.1)	—	(8.6)	(13.4)
Continuing operations total	249.7	256.5	60.6	63.5	28.9	21.3	160.2	171.7
Discontinued operations(e)	—	698.1	—	254.7	—	4.4	—	439.0
Net finance discontinued operations(g)	—	(86.1)	—	(34.2)	—	(2.0)	—	(49.9)
Consolidated before significant items	249.7	868.5	60.6	284.0	28.9	23.7	160.2	560.8
Significant items	—	1,475.0	—	(17.7)	—	—	—	1,492.7
Consolidated after significant items	249.7	2,343.5	60.6	266.3	28.9	23.7	160.2	2,053.5

(a)                        Excludes net profit from associates.

(b)                       Intersegment sales are negligible.

(c)                        Total depreciation and amortisation includes $2.6 million (2003: $94.7 million) amortisation of intangibles. Other than an $8.0 million asset write down in Building Products (2003: $12.9 million asset write down in Sugar milling), other non-cash expenses are immaterial.

(d)                       Represents unallocated overhead costs and other revenues. Corporate costs for 2003 have been split between the continuing businesses and the discontinued businesses on a reasonable basis.

(e)                        Discontinued operations of previous corresponding period includes the results of the demerged Rinker Group, comprising Rinker Materials Corporation and Readymix businesses.

(f)                          Includes product liability, defined benefit superannuation top up payments and certain rationalisation costs.

(g)                       Represents unallocated finance costs. Finance costs for 2003 have been split between the continuing businesses and the discontinued businesses on a reasonable basis.

	Assets		Liabilities		Investments accounted for using the equity method
	2004	2003	2004	2003	2004	2003
Business segments
Building Products	738.4	751.3	139.1	128.7	5.7	6.3
Aluminium	404.4	371.9	113.4	56.1	—	—
Sugar - milling	670.7	714.9	73.9	99.5	—	—
Sugar - ethanol and refining	166.4	166.8	8.2	12.2	127.8	128.8
Property	44.3	35.6	—	—	5.5	3.3
Segment total	2,024.2	2,040.5	334.6	296.5	139.0	138.4
Unallocated(a)	70.4	119.8	414.5	465.1	—	—
Group total	2,094.6	2,160.3	749.1	761.6	139.0	138.4
Finance assets/liabilities	60.3	372.4	224.4	598.3
Tax assets/liabilities	195.0	202.8	231.5	226.8
Consolidated	2,349.9	2,735.5	1,205.0	1,586.7	139.0	138.4

Geographic segments	Total revenue(b)		Segment assets		Capital expenditure
($ million)	2004	2003	2004	2003	2004	2003
Australia(c)	1,945.9	3,014.4	2,227.5	2,596.4	168.3	151.9
North America	—	4,311.1	—	—	—	1,187.0
New Zealand	41.3	41.8	47.2	46.8	—	0.7
Asia	61.2	127.6	75.2	92.3	1.5	5.8
Group total	2,048.4	7,494.9	2,349.9	2,735.5	169.8	1,345.4

(a)                        Includes product liability, defined benefit superannuation top up payments and certain rationalisation costs.

(b)                       Before significant items. Intersegment sales are negligible. Excludes net profit from associates.

(c)                        Segment assets in 2003 included $315.5 million of cash held to settle debt with Rinker Group.

2. Cash flow reconciliation

Reconciliation of net profit attributable to members of CSR Limited to net cash from operating activities	2004	2003
Net profit attributable to members of CSR Limited	160.2	2053.5
Depreciation and amortisation	106.9	471.6
Transfer from provisions	(47.1)	(36.4)
Interest expense	16.1	105.1
Other loss (profit) from ordinary activities	4.7	(1,519.7)
Net profit attributable to outside equity interests	28.9	23.7
Net change in trade receivables and other current assets	34.4	(23.7)
Net change in current inventories	(9.1)	10.2
Net change in trade payables	(18.4)	54.8
Net change in tax balances	14.9	68.6
Other	(1.4)	(35.6)
Net cash from operating activities	290.1	1,172.1

	Year ended 31 March ($ million)	2004(a)	2003(b)

	3. Net finance expense

	Interest paid or payable on long-term debt	13.6	101.3
	Interest paid or payable on short-term debt	2.5	3.4
	Finance leases	—	0.4
	Total interest expense	16.1	105.1
	Less capitalised interest	0.4	—
Add	- funding costs	1.7	3.8
	- foreign exchange loss	1.4	5.3
	Borrowing costs	18.8	114.2
	Less interest income	5.8	8.9
	Net finance expense	13.0	105.3

	4. Income tax(c)

	Income tax expense
	Reconciliation of income tax expense charged to the statement of financial
	performance with income tax calculated on profit from ordinary activities before income tax
	Profit from ordinary activities before income tax	249.7	2,343.5

	Income tax expense calculated at 30%	74.9	703.1
	Increase (decrease) in income tax expense due to
	Non-tax deductible depreciation and amortisation	2.4	17.4
	Non-tax deductible other expenditure	0.6	3.2
	Asset disposals and write downs	(4.5)	(13.1)
	Asian trading profits not recognised	(0.8)	(0.5)
	Equity accounted associates’ profit	(6.2)	(10.4)
	Income tax over provided in prior years	(1.6)	(2.2)
	Overseas tax rate differential	(0.3)	41.3
	Significant items	—	(460.2)
	Other items	(3.9)	(12.3)
	Total income tax expense on profit from ordinary activities	60.6	266.3

(a)                        2004 - Results for the CSR Group since the demerger.

(b)                       2003 - Results for both the CSR Group and the demerged Rinker Materials Corporation and Readymix businesses.

(c)                        Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. The directors have elected for those entities within the CSR Group that are wholly-owned Australian resident entities to be taxed as a single entity from 1 April 2004. The financial effect of the adoption of the tax consolidation system has not been recognised in the financial statements, but based on initial indications, is expected to give rise to a tax benefit in the 31 March 2005 financial year in excess of $35 million. Prior to the adoption of the tax consolidation system, CSR Limited, as the head entity in the tax consolidation group, has agreed to compensate or be compensated by its wholly-owned controlled entities for the carrying amount of their deferred tax balances.

5. Contributed equity

	Ordinary shares(a)
	fully paid	Price	Share capital
		$	$ million

Particulars of shares issued during the year by CSR Limited
On issue 31 March 2003	944,668,106		919.7
Share buyback(b)	(27,855,405)	1.80	(50.1)
Universal Share/Option Plan(c)	1,696,000	1.00	1.7
On issue 31 March 2004	918,508,701		871.3

(a)                                 Fully paid ordinary shares are quoted on the Australian Stock Exchange. The sponsored American Depositary Receipts which traded on the over-the-counter market in the United States were terminated on 3 October 2003. Fully paid ordinary shares carry one vote per share and the right to dividends.

(b)                                On 20 May 2003, CSR Limited announced a 12 month share buyback of up to 5% of its fully paid shares would commence from 1 June 2003. A total of 27,855,405 shares were repurchased under the buyback during the financial year to 31 March 2004.

(c)                                 Fully paid ordinary shares were issued in September 2003 under the employee Universal Share/Option Plan. For tax reasons, shares cannot be sold by participants within three years of allotment, unless they finish their employment with the CSR Group. Offers of fully paid ordinary shares were made to all eligible employees (3,872). 2,120 employees accepted the offer, subscribing for 400 shares and receiving a further 400 shares at no cost. The issue of 400 shares was taken to equity. The issue of the 400 shares at no cost was not recorded as a financial transaction.

	31 March	31 March
	2004	2003
	$ million	$ million
6. Expenses
Profit from ordinary activities before income tax includes the following items of expenditure
Depreciation of non-current assets	104.3	376.9
Amortisation of non-current assets	2.6	94.7
Write down of property, plant and equipment	8.0	12.9
Increase in allowance for bad debt	1.0	15.6

7. Significant items
Fair value of Rinker Group	—	4,573.0
Book value of demerged assets	—	(3,023.8)
Demerger transaction costs	—	(74.2)
Tax benefit	—	17.7
	—	1,492.7

8. Net tangible assets per share
	$	$
Net tangible assets per share	1.13	1.11

9. Details of entities over which control has been gained or lost

Control gained over entities

No controlled entities were acquired during the financial year which affected net profit by more than 5% compared with the previous corresponding year.

Control lost over entities

No controlled entities were disposed of during the financial year which affected net profit by more than 5% compared with the previous corresponding year.

10. Details relating to dividends

				Date
			Franking	dividend	Amount per		Total
			percentage	paid/payable	security		amount
					cents		$ million
Interim dividend	2003		70	16 December 2002	11		103.3
Final dividend	2003		70	3 July 2003	6		56.7
Interim dividend	2004		70	15 December 2003	5	(b)	47.2
Final dividend	2004	(a)	70	1 July 2004	6		55.9

(a)           As the unfranked part of this dividend derives from the foreign dividend account, no withholding tax is payable by non-resident holders or by nominee holders on behalf of non-resident beneficiaries.

(b)           Dividends declared post demerger of Rinker Group.

The final dividend in respect of ordinary shares for the year ended 31 March 2004 has not been recognised in this report because the final dividend was declared subsequent to 31 March 2004.

Dividend reinvestment plans

The dividend reinvestment plan remains suspended until further notice.

11. Details of associates and joint venture entities

	Year ended 31 March
Aggregate share of profits (losses) of associate entities	2004	2003
	$ million	$ million

Profit from ordinary activities before income tax	40.0	72.3
Income tax expense	11.2	19.0
Profit from ordinary activities after income tax	28.8	53.3
Extraordinary items net of tax	—	—
Net profit	28.8	53.3
Outside equity interests	—	—
Aggregate share of profit	28.8	53.3

	Ownership interest As at 31 March		Contribution to net profit Year ended 31 March
Name of entity	2004	2003	2004	2003
	%	%	$ million	$ million

Associate companies
New Zealand Sugar Company Limited(c)	50	50	7.0	8.3
Rondo Pty Ltd	50	50	5.5	3.6
Other immaterial associate companies			6.2	3.6
Joint venture entities
Sugar Australia joint venture(a) (c)	50	50	10.1	13.5
Discontinued associates(b)
Australian Cement Holdings	—	—	—	20.3
Other discontinued associate companies			—	4.3
Discontinued partnerships			—	(0.3)
Aggregate share of profit			28.8	53.3

(a)                        CSR Limited as a joint venturer incurred a tax expense of $3.0 million (2003: $4.1 million) as a result of this profit. This tax expense is included within the CSR Group’s tax expense rather than the share of associated entities’ net profit.

(b)                       Demerged from the CSR Group on 28 March 2003.

(c)                        The CSR Group increased its interest in these associate entities on 2 April 2004 to 75%. This transaction is not reflected in the financial report as at 31 March 2004.

CSR Limited and its controlled entities do not have any other material interests.

12. Contingent liabilities and assets

Product liability

CSR Limited and/or certain subsidiaries (CSR) were involved in mining asbestos and manufacturing and marketing products containing asbestos in Australia, and exporting asbestos to the United States. As a result of these activities, CSR has been named as a defendant in litigation in Australia and the United States.

In Australia, claims for asbestos induced injury have been made by employees and ex-employees of CSR, by others such as contractors and  transporters and by users of products containing asbestos. As at 31 March 2004, there were 638 such claims pending.

In the United States, claims for damages are being made by people who allege exposure to asbestos fibre liberated either during the manufacture of products containing asbestos or in the installation or use of those products. As at 31 March 2004, there were 2,354 such claims pending.

CSR has been settling claims since 1989. As at 31 March 2004, CSR had resolved approximately 127,000 claims in the United States, including resolution of approximately 103,000 claims in mass settlements in West Virginia, Texas, Mississippi and Ohio and 1,441 claims in Australia.

There are uncertainties surrounding litigation in each of the United States and Australia. The incidence of asbestos related disease, the propensity of claimants to make formal demands on CSR, the amount of those demands, the presence of other defendants in litigation involving CSR, the impact of the US litigation environment of recent asbestos bankruptcies, and the possible passage of legislation relating to asbestos claims in the United States legal system, impact the numbers and value of claims made against CSR.

CSR has recognised as a provision for product liability the best estimate of the consideration required to settle the present obligation for anticipated compensation payments and legal costs as at the reporting date. In determining the provision, CSR has obtained independent expert advice in relation to the future incidence and value of asbestos related claims in each of the United States and Australia. Those assessments have projected CSR’s claims experience into the future using various modelling techniques that take into account a range of possible outcomes.  The present value of the liabilities is estimated by discounting the estimated cash flows using the pre-tax rate that reflects the current market assessment of the time value of money and risks specific to those liabilities. The provison includes an appropriate prudential margin.

CSR has commenced proceedings in New Jersey against a number of insurers who issued policies to CSR from approximately 1978 to 1989. In those proceedings CSR seeks indemnity for US asbestos claims and certain other relief. Those proceedings are being pursued by CSR as speedily as possible. Costs in relation to this legal action are being deferred (2004: $18.6 million, 2003: $10.0 million); however, the full potential benefit from this litigation is not included in the financial statements.

At 31 March 2004, a provision of $324.0 million (2003: $332.3 million) has been made for all known claims and probable future claims but not for such claims as cannot presently be reliably measured. CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos related claims or the future impact on its financial condition. However, taking into account the provision already included in CSR’s financial statements, the status of proceedings in CSR’s insurance litigation and current claims management experience, the directors are of the opinion that asbestos litigation in the United States and Australia will not have a material adverse impact on CSR’s financial condition.

Workers’ compensation

CSR Limited acts as an authorised self-insurer in New South Wales, Queensland, Victoria, South Australia (to 10 April 2003), Western Australia, and the Australian Capital Territory for workers’ compensation insurance. Adequate provision has been made for all known claims and potential future claims that can be reliably measured.

Other

The CSR Group sold its interest in Gove Aluminium Limited to Alcan Northern Territory Alumina Pty Limited (“Alcan”) on 31 January 2001. In July 2003, a CSR Limited controlled entity commenced action in the Supreme Court of New South Wales against Alcan in respect of an adjustment for diesel fuel rebates totalling US$21.9 million pursuant to the adjustment provisions under the sale agreement. Alcan has disputed the claim and raised claims for approximately A$22.5 million in respect of the sale. Neither the potential liability nor the potential asset arising from these disputes have been recorded in the financial statements.

COMPLIANCE STATEMENT

1.                             This report has been prepared under accounting policies, which comply with accounting standards as as defined in the Corporations Act 2001.

2.                             This report and the financial statements prepared under the Corporations Act 2001 use the same accounting policies.

3.                             This report does give a true and fair view of the matters disclosed.

4.                             This report is based on financial statements, which have been audited.

5.                             The audit report on the financial statements does not contain any qualifications.

6.                             The entity has a formally constituted audit committee.

Alec Brennan

Managing Director

19 May 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

By:	Graham Hughes
(Signature)
Company Secretary

Date 19 May 2004